DAULTON CAPITAL CORP.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, Nevada 89169

June 30, 2011

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

Re:	Daulton Capital Corp.
Form 10-K/A1 for the Fiscal Year Ended April 30, 2010
Filed May 18, 2011
Form 10-Q/A1 for the Fiscal Quarter Ended October 31, 2010
Filed May 18, 2011
Form 10-Q for the Fiscal Quarter Ended January 31, 2011
Filed March 17, 2011
Response Letter Dated May 17, 2011
File No. 333-152002

Dear Mr. Schwall:

Thank you for your June 15, 2011 correspondence in regards to the Form 10-K/A1 for the Fiscal Year Ended April 30, 2010, Form 10-Q/A1 for the Fiscal Quarter Ended October 31, 2010, Form 10-Q for the Fiscal Quarter Ended January 31, 2011, and Response Letter dated May 17, 2011 for Daulton Capital Corp. (the “Company”). The following is in response to your June 15, 2011 correspondence.  Underlined verbiage below constitutes your comments and our responses are in regular type.  Please note that we have simultaneously filed amendments to the Form 10-K/A1 for the fiscal year ended April 30, 2010, Form 10-Q/A1 for the quarter ended October 31, 2010 and for Form 10-Q for the quarter ended January 31, 2011.

Form 10-K/A1 for the Fiscal Year Ended April 30, 2010

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.
We read your response to prior comment 12, and note the updated report from your accountant now includes the three-month periods ended April 30, 2010 and 2009 in the first, or “scope,” paragraph of the report.  However, these periods were not correspondingly included in the fourth, or “opinion,” paragraph of the updated report.  Accordingly, please amend your filing to include a revised, updated audit report from your accountant that addresses all periods audited in the “opinion” paragraph, which are correspondingly addressed in the “scope” paragraph.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 30, 2011

The Auditor’s report has been updated in the Form 10-K/A2 for the fiscal year ended April 30, 2010 to include the three month period ended April 30, 2010 and 2009 in the “opinion” paragraph.

Statement Stockholders’ Equity (Deficit), page F-5

2.
We note, in response to prior comment 14, you reclassified Subscriptions Received of $89,000 to equity, and separately disclosed this item on the face of the Balance Sheet as a separate component of Stockholders’ Equity.  However, we note you combined this item with Additional Paid-in Capital, in the Statement of Stockholders’ Equity (Deficit).  Please revise this statement to present the subscriptions Received separately from Additional Paid-in Capital, so all subtotals included in this statement agree with the corresponding amounts you present in your Balance Sheet.

The Statement of Stockholders Equity has been revised to present the $89,000 Subscriptions Received separate from Additional Paid-in Capital. The revision is reflected in the Form 10-K/A2 for the fiscal year ended April 30, 2010.

Statement of Cash Flows, page F-6

3.
We further note, in response to prior comment 14, you also reclassified Subscriptions Received from cash flows from operating activities to cash flows from investing activities.  However, the nature of this item appears more appropriately classified within the cash flows from financing activities, in accordance with ASC Topic 230-10-45-14(a).  This should similarly be corrected in your Form 10-Q/A1, filed May 18, 2011.

Subscriptions Received has been reclassified within cash flows from financing activities in the Statement of Cash flows.  The revision is reflected in the Form 10-K/A2 for the fiscal year ended April 30, 2010.

Form 10-Q/A1 for Fiscal Quarter Ended October 31, 2010

Cover Page

4.
We note, in response to prior comment 1, you included your correct Commission File Number, “333-152002,” on the cover of your amended Form 10-K/A1, filed on May 18, 2011.  However, on your amended Form 10-Q/A1, also filed on May 18, 2011, you omitted this information, and indicated “None.”  Please ensure your correct Commission File Number is properly included on all future files you submit.

We have included the Commission File Number “333-152002” on the Form 10-K/A2 for the fiscal year ended April 30, 2010, Form 10-Q/A2 for the quarter ended October 31, 2010 and for Form 10-Q/A1 for the quarter ended January 31, 2011.  In addition, we will include the Commission File Number on all future filings submitted to the SEC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 30, 2011

Financial Information, page 1

Statement of Stockholders’ Equity (Deficit), page 4

5.
We note, in response to prior comment 14, you reclassified Subscriptions Received of $155,000 to equity, and separately disclosed this item on the face of the Balance Sheet as a separate component of Stockholders’ Equity.  However, we note you combined this item with Accumulated Deficit during Development Stage, in the Statement of Stockholders’ Equity (Deficit).  Please revise this statement to present the Subscriptions Received separately from Accumulated Deficit during Development Stage, so all subtotals included in this statement agree with the corresponding amounts you present in your Balance Sheet.

The Statement of Stockholders Equity has been amended in the 10-Q/A1 for Fiscal Quarter Ended October 31, 2010 to present the $155,000 Subscriptions Received separate from Additional Paid-in Capital.

Form 10-Q for Fiscal Quarter Ended January 31, 2011

6.
Please make corresponding conforming changes, where applicable throughout your document, in response to comments included in this letter, as well as those included in our prior comment letter, dated March 9, 2011.  We would expect the disclosure in all future filings to consistently comply with all comments and related responses.

Corresponding conforming changes have been made throughout the 10-QA for the fiscal quarter ended January 31, 2010, and will be in future filings, in response to your letter of June 15, 2011 as well as your letter of March 9, 2011.

Sincerely,

DAULTON CAPITAL CORP.

/s/ Terry Fields
Terry Fields, CEO and CFO